UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

DZS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

268211109
(CUSIP Number)
Woong Gee Choi 1218 Two IFC, 10 Gukjegeumyung-ro Yeongdeungpo-gu Seoul, Republic of Korea +82-10-4528-0355
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	268211109	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON
IV Global Fund No. 4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Korea, Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,434,783
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
5,434,783
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,434,783
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.5%(1)
14	TYPE OF REPORTING PERSON
PN

(1)

Based on 37,556,831 shares of common stock, par value $0.001 per share (“Common Stock”), of DZS Inc., a Delaware Corporation (the “Issuer”), outstanding on January 3, 2024 following the issuance of the shares of Common Stock to IV Global Fund No. 4, a Korean limited Partnership (“IV Global”). In the Securities Purchase Agreement, dated as of December 29, 2023 (the “SPA”), entered into by and between the Issuer and IV Global, which was filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2024, the Issuer represented and warranted to IV Global that at the close of business on December 27, 2023 there were 32,122,048 shares of Common Stock issued and outstanding. Pursuant to the SPA, 5,434,783 shares of Common Stock were issued to IV Global on January 3, 2024, resulting in a total of 37,556,831 outstanding shares of Common Stock, assuming no additional shares of Common Stock were issued from the close of business on December 27, 2023 through January 3, 2024.

SCHEDULE 13D

CUSIP No.	268211109	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON
Invites Ventures Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Korea, Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,434,783
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
5,434,783
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,434,783
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.5%(1)
14	TYPE OF REPORTING PERSON
CO

(1)

Based on 37,556,831 shares of Common Stock of the Issuer outstanding on January 3, 2024 following the issuance of the shares of Common Stock to IV Global. In the SPA, which was filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 5, 2024, the Issuer represented and warranted to IV Global that at the close of business on December 27, 2023 there were 32,122,048 shares of Common Stock issued and outstanding. Pursuant to the SPA, 5,434,783 shares of Common Stock were issued to IV Global on January 3, 2024, resulting in a total of 37,556,831 outstanding shares of Common Stock, assuming no additional shares of Common Stock were issued from the close of business on December 27, 2023 through January 3, 2024.

SCHEDULE 13D

CUSIP No.	268211109	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON
Woong Gee Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Korea, Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,434,783
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
5,434,783
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,434,783
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.5%(1)
14	TYPE OF REPORTING PERSON
IN

(1)

Based on 37,556,831 shares of Common Stock of the Issuer outstanding on January 3, 2024 following the issuance of the shares of Common Stock to IV Global. In the SPA, which was filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 5, 2024, the Issuer represented and warranted to IV Global that at the close of business on December 27, 2023 there were 32,122,048 shares of Common Stock issued and outstanding. Pursuant to the SPA, 5,434,783 shares of Common Stock were issued to IV Global on January 3, 2024, resulting in a total of 37,556,831 outstanding shares of Common Stock, assuming no additional shares of Common Stock were issued from the close of business on December 27, 2023 through January 3, 2024.

CUSIP No. 268211109	Page 5 of 9 Pages

SCHEDULE 13D

Item 1.   Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of DZS Inc., a Delaware corporation (the “Issuer”). The Common Stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol “DZSI”. The principal executive offices of the Issuer are located at 5700 Tennyson Parkway, Suite 400, Plano, TX 75024.

Item 2.   Identity and Background.

(a)         Name of Persons Filing: This Schedule 13D is being filed jointly by:

(i)         IV Global Fund No. 4, a Korean limited partnership (“IV Global”);

(ii)         Invites Ventures Co., Ltd., a Korean corporation and the general partner of IV Global (“Invites Ventures”); and

(iii)         Woong Gee Choi, a citizen of the Republic of Korea and the Chief Executive Officer of Invites Ventures (“Choi,” and collectively with IV Global and Invites Ventures, the “Reporting Persons”).

All voting and investment decisions with respect to securities held by IV Global are made by Choi in his capacity as Chief Executive Officer of Invites Ventures, which is the general partner of IV Global.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 16, 2024, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b)         The address of the principal business of each of IV Global and Invites Ventures, and the business address of Choi, is 1218 Two IFC, 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea.

(c)         The principal business of each of IV Global and Invites Ventures is investments. Choi’s principal occupation or employment is serving as the Chief Executive Officer of Invites Ventures.

(d)         None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Citizenship/Place of Organization: (i) IV Global is a Korean limited partnership; (ii) Invites Ventures is a Korean corporation; and (iii) Choi is an individual who is a citizen of the Republic of Korea.

Item 3.   Source or Amount of Funds or Other Consideration.

The source of funds used by IV Global to purchase the shares of Common Stock was Working Capital. As used herein, the term “Working Capital” refers to funds contributed to IV Global by its limited partners and its general partner. The 5,434,783 shares of Common Stock were purchased by IV Global for an aggregate purchase price of approximately $10,000,000.

CUSIP No. 268211109	Page 6 of 9 Pages

Item 4.   Purpose of Transaction.

IV Global purchased 5,434,783 shares of Common Stock pursuant to the Securities Purchase Agreement, dated as of December 29, 2023 (the “SPA”), entered into by and between the Issuer and IV Global, which was filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2024. The shares of Common Stock were purchased by IV Global at a purchase price of $1.84 per share, which represented the closing price of the Common Stock on Nasdaq on the trading day immediately preceding the date of the SPA, for an aggregate purchase price of approximately $10,000,000. The issuance of the shares of Common Stock to IV Global was not registered under the Securities Act of 1933, as amended (the “Securities Act”), and the shares of Common Stock were issued pursuant to the private placement exemption from registration thereunder provided by Section 4(a)(2) of the Securities Act. The shares of Common Stock were acquired by IV Global for the purpose of investment.

Pursuant to the SPA, (i) IV Global is not permitted to offer, sell or otherwise transfer the shares of Common Stock it acquired under the SPA for a period of six months from the closing of the transaction under the SPA and (ii) IV Global is entitled to designate a member of the Issuer’s board of directors (the “Board Designation Right”), in each case subject to certain limitations and exceptions, including in the case of the Board Designation Right, that IV Global owns 4.9% or more of the total outstanding Common Stock of the Issuer. Exercise of the Board Designation Right would result in an increase in the number of directors on the Issuer’s board of directors, unless a vacancy exists that the Issuer elects to fill with the member designated by IV Global or the member designated by IV Global replaces an existing director. IV Global is in the process of exercising its Board Designation Right.

In connection with the closing of the transaction contemplated by the SPA, the Issuer, IV Global and DASAN Networks, Inc., a significant stockholder of the Issuer (“DNI”), entered into an Amended and Restated Registration Rights Agreement, dated as of January 3, 2024 (the “RRA”), which amended and restated the then-existing Registration Rights Agreement, dated as of December 9, 2016, by and between the Issuer and DNI, to, among other things, (i) add IV Global as a party and (ii) include the shares of Common Stock acquired by IV Global pursuant to the SPA as Registrable Securities (as defined in the RRA) thereunder. The RRA includes customary demand and piggyback registration rights. The RRA was filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2024.

The Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Stock, monetary and stock market conditions and other further developments. Subject to the foregoing of this Item 4, the Reporting Persons may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer’s securities held by the Reporting Persons in open market transactions, in privately negotiated transactions, or otherwise.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 268211109	Page 7 of 9 Pages

(c)         A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)         Any material change in the present capitalization or dividend policy of the Issuer;

(f)         Any other material change in the Issuer’s business or corporate structure;

(g)         Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

Invites Ventures is the general partner of IV Global, and Choi is Chief Executive Officer of Invites Ventures. Pursuant to Rule 13d-3 under the Act, each of the Reporting Persons may be deemed to be the beneficial owner of 5,434,783 shares of Common Stock owned directly by IV Global, which constitutes approximately 14.5% of the 37,556,831 shares of Common Stock outstanding as January 3, 2024, following the issuance of the shares of Common Stock to IV Global, according to a representation and warranty made by the Issuer to IV Global in the SPA and assuming no additional shares of Common Stock (other than the 5,434,783 shares of Common Stock issued to IV Global) were issued from the close of business on December 27, 2023 through January 3, 3024. In the SPA, the Issuer represented and warranted to IV Global that at the close of business on December 27, 2023 there were 32,122,048 shares of Common Stock issued and outstanding, and, pursuant to the SPA, 5,434,783 shares of Common Stock were issued to IV Global on January 3, 2024. Each of the Reporting Persons, either directly or indirectly, may have or share the power to vote or to direct the vote of, and to dispose of or to direct the disposition of, such shares of Common Stock.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of Common Stock of the Issuer.

Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transactions involving the Common Stock of the Issuer during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The information disclosed under Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6. To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Common Stock.

CUSIP No. 268211109	Page 8 of 9 Pages

Item 7.   Material to be filed as Exhibits.

Exhibit No.	Description
1

Securities Purchase Agreement, dated as of December 29, 2023, by and between DZS Inc. and IV Global Fund No. 4 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on January 5, 2024)

2

Amended and Restated Registration Rights Agreement, dated as of January 3, 2024, by and between DZS Inc., DASAN Networks, Inc. and IV Global Fund No. 4 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on January 5, 2024)

3	Joint Filing Agreement (filed herewith)

CUSIP No. 268211109	Page 9 of 9 Pages

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2024

IV GLOBAL FUND NO. 4

By: Invites Ventures Co., Ltd.,

         its General Partner

By: /s/ Woong Gee Choi
            Name: Woong Gee Choi
            Title:   Chief Executive Officer

INVITES VENTURES CO., LTD.

By: /s/ Woong Gee Choi
            Name: Woong Gee Choi
            Title:   Chief Executive Officer

/s/ Woong Gee Choi

     Woong Gee Choi